UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2006

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

3rd Quarter Results

Stock Exchange Announcement
Financial statement for the period 1 January 2006 to 30 September 2006

27 October 2006

Novo Nordisk increased sales by 16% and operating profit by 14% in the first nine months of 2006

•	Reported sales increased by 16% in the first nine months of 2006
	o	Sales of insulin analogues increased by 52%
	o	Sales of NovoSeven® increased by 13%
	o	Sales of Norditropin® increased by 21%
	o	Sales in North America increased by 29%
	o	Sales in International Operations increased by 22%
•	Gross profit increased by 20% reflecting a continued improvement in the production economy, thereby expanding the gross margin by 2.5 percentage points to 75.2%.
•	Operating profit increased by 14% to DKK 7,011 million.
•	Net profit increased by 1% to DKK 4,728 million, and earnings per share (diluted) increased by 3% to DKK 14.60.
•	The expectation for growth in full-year sales and operating profit is unchanged. Hence, reported sales are still expected to grow by 13–15%, reported operating profit is expected to grow by around 13% while the underlying operating profit growth rate is expected to be around 15%.

•	In October, the US Food and Drug Administration (FDA) approved the use of NovoSeven® for the treatment of acquired haemophilia, a rare but serious bleeding disorder.

Lars Rebien Sørensen, president and CEO, said: “Despite increasing competitive pressure, Novo Nordisk’s sales of strategic products continue to perform well. This provides us with a good basis for continuing to deliver attractive growth rates in 2007 and beyond.”

Stock Exchange Announcement no 34 / 2006				Page 1 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Financial statement for the first nine months of 2006

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2005. The interim report has not been audited.

(Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.)

			% change
			9M 2005
Income statement	9M 2006	9M 2005	to 9M 2006

Sales	28,256	24,334	16%

Gross profit	21,252	17,681	20%
Gross margin	75.2%	72.7%

Sales and distribution costs	8,277	6,808	22%
Percent of sales	29.3%	28.0%

Research and development costs	4,406	3,534	25%
Percent of sales	15.6%	14.5%

Administrative expenses	1,742	1,498	16%
Percent of sales	6.2%	6.2%

Licence fees and other operating income (net)	184	324	(43%	)

Operating profit	7,011	6,165	14%
Operating margin	24.8%	25.3%

Share of profit/(loss) in associated companies	(148)	344	-
Other net financial income/(loss)	(109)	38	-
Profit before tax	6,754	6,547	3%

Net profit	4,728	4,668	1%
Net profit margin	16.7%	19.2%

Other key numbers

Depreciation, amortisation and impairment losses	1,568	1,393	13%
Capital expenditure	1,888	2,545	(26%	)

Cash flow from operating activities	7,379	6,353	16%
Free cash flow	5,146	3,686	40%

Total assets	43,744	40,181	9%
Equity	28,288	26,589	6%
Equity ratio	64.7%	66.2%

Average number of shares outstanding (million) – diluted	323.8	330.3	(2%	)

Diluted earnings per share (in DKK)	14.60	14.13	3%

Full-time employees at the end of the period	23,071	21,631	7%

Stock Exchange Announcement no 34 / 2006				Page 2 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Sales development by segments
Sales increased by 16% in Danish kroner and also by 16% measured in local currencies. While growth was realised within all product groups in both diabetes care and biopharmaceuticals, the primary growth contribution originated from insulin analogues, NovoSeven® and growth hormone therapy products.

	Sales	Growth	Growth	Share of
	9M 2006	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Insulin analogues	7,703	52%	52%	69%
Human insulin and insulin-related sales	11,107	1%	1%	2%
Oral antidiabetic products	1,476	18%	16%	5%
Diabetes care – total	20,286	17%	17%	76%

The biopharmaceuticals segment
NovoSeven®	4,165	13%	12%	12%
Growth hormone therapy	2,412	21%	22%	11%
Other products	1,393	2%	2%	1%
Biopharmaceuticals – total	7,970	13%	13%	24%

Total sales	28,256	16%	16%	100%

Sales growth, measured in local currencies, was realised in all regions, with North America and International Operations as the main growth drivers.

Sales growth in the third quarter of 2006 was negatively impacted by 3 percentage points due to the development in foreign exchange rates. In local currencies the sales growth was 12% compared to the same quarter last year. For the first nine months of the year the overall impact from foreign exchange rates remains slightly positive.

Diabetes care
Sales of diabetes care products increased by 17% in Danish kroner to DKK 20,286 million and by a similar growth rate measured in local currencies compared to the same period last year.

Insulin analogues, human insulin and insulin-related products
Sales of insulin analogues, human insulin and insulin-related products increased by 17% to DKK 18,810 million in Danish kroner and also by 17% measured in local currencies. While all regions contributed to sales growth, the largest growth contributors were North America and Europe. Novo Nordisk continues to be the global leader within the insulin segment, with 52% of the total insulin market and 38% of the insulin analogue segment, both measured by volume.

Sales of insulin analogues increased by 52% in Danish kroner in the first nine months of 2006 to DKK 7,703 million and at a similar growth rate measured in local currencies. Sales of insulin analogues contributed with 69% of the overall growth in local currencies, and all regions contributed to growth.

Stock Exchange Announcement no 34 / 2006				Page 3 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

North America
Sales in North America increased by 41% in Danish kroner and by 38% in local currencies in the first nine months of 2006. This reflects robust performance of the insulin analogues NovoLog® and NovoLog® Mix 70/30, combined with the launch of Levemir®, the long-acting insulin analogue. More than one-third of US insulin analogue sales are in the leading prefilled, ready-to-use device, FlexPen®. Novo Nordisk continues to be the leader in the US insulin market, holding more than 40% of the total market, and now accounts for more than 26% of the analogue segment, both measured by volume. Sales of human insulin products also increased due to higher volume as well as higher average prices.

International Operations
Sales in International Operations increased by 19% in Danish kroner and by 17% in local currencies. The sales development during the first nine months of 2006 reflects robust performance of primarily insulin analogues but also human insulin contributed to growth. In the third quarter, growth in sales of human insulin compared to the same period last year was negatively impacted by a lower level of tender sales primarily related to Brazil. China continues to be a significant growth driver, contributing more than 35% of the insulin sales growth in International Operations during the first nine months of 2006.

The reported sales growth for the third quarter of 2006 was negatively impacted by a reclassification of sales commissions in the same quarter of 2005 when sales were positively impacted by around DKK 100 million. The sales commissions had previously been offset in the sales line but have as of the third quarter of 2005 been included in sales and distribution costs and hence do not influence the reported and local currencies growth for the first nine months of this year.

Europe
Sales in Europe increased by 10% measured in both Danish kroner and in local currencies. The complete portfolio of insulin analogues, NovoRapid®, NovoMix® 30 and Levemir®, was the primary contributor to growth during the first nine months of 2006. Novo Nordisk continues to consolidate its leadership position in the European insulin market with a 58% share of the total market and 47% of the insulin analogue segment, both measured by volume.

Japan & Oceania
Sales in Japan & Oceania were largely unchanged measured in Danish kroner and increased by 5% in local currencies. The sales development reflects sales growth of insulin analogues, NovoRapid® and NovoRapid® Mix 30.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 18% in Danish kroner to DKK 1,476 million and by 16% in local currencies compared to the same period last year, primarily reflecting increased sales in North America and International Operations. While North America benefited from higher volumes and average prices, the positive sales performance in International Operations was primarily due to higher sales in China, where the reimbursement conditions have improved compared to last year.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 13% measured in Danish kroner to DKK 7,970 million and also by 13% in local currencies compared to the same period last year.

Stock Exchange Announcement no 34 / 2006				Page 4 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

NovoSeven®
Sales of NovoSeven® increased by 13% in Danish kroner to DKK 4,165 million and by 12% in local currencies compared to the same period last year. Sales growth for NovoSeven® was realised in all regions with International Operations and Europe as the main contributors to growth. Sales in North America in the third quarter were negatively impacted by a relatively lower number of major bleeding events.

The growth in sales of NovoSeven® during the first nine months of 2006 reflected increased sales within the congenital inhibitor and acquired haemophilia segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 21% measured in Danish kroner to DKK 2,412 million and by 22% measured in local currencies. All regions contributed to growth, primarily supported by the continued success of the prefilled delivery device, NordiFlex®. Novo Nordisk continues to consolidate its position as number two in the global growth hormone market holding more than 20% of the total market.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 2% in Danish kroner to DKK 1,393 million and by a similar growth rate measured in local currencies.

Costs, licence fees and other operating income
The cost of goods sold increased by 5% to DKK 7,004 million. This growth rate was lower than the growth in sales of 16% and, consequently, the gross margin improved by 2.5 percentage points to 75.2%, compared to 72.7% in the first nine months of 2005. The improvement in gross margin primarily reflects continued improvement in the production efficiency but also an improved product mix.

Total non-production-related costs increased by 22% to DKK 14,425 million. The increase in costs is the result of several factors, including the expansion during the fourth quarter last year of the US diabetes care sales force, costs related to the US launch of Levemir® but also the high number of late-stage clinical development projects in the first nine months of 2006.

Licence fees and other operating income in the first nine months of 2006 were DKK 184 million, compared to DKK 324 million in the same period last year when a non-recurring income of around DKK 100 million was realised from a sale-and-leaseback transaction.

Net financials
Net financials showed a net expense of DKK 257 million in the first nine months of 2006 compared to an income of DKK 382 million in the same period in 2005. Included in net financials is the result from associated companies with an expense of DKK 148 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics Inc, compared to an income of DKK 344 million in the same period last year. This reflects a non-recurring gain in the first quarter of 2005 of around DKK 250 million from a sale of shares in Ferrosan A/S as well as a non-recurring accounting gain of around DKK 200 million from a secondary offering of shares in ZymoGenetics Inc in August 2005.

Stock Exchange Announcement no 34 / 2006				Page 5 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

The foreign exchange result was an expense of DKK 103 million compared to a gain of DKK 103 million in the same period last year, primarily reflecting losses on foreign exchange hedging activities during the first three months of 2006 due to the higher value of especially US dollars versus Danish kroner relative to the exchange rate level prevailing during the first half of 2005.

Outlook 2006
Reported sales are still expected to grow by 13–15%, measured in Danish kroner. Included in the sales forecast are expectations of increased competition in the diabetes care area during the remaining part of this year due to competitors’ product launches as well as a negative currency impact for the remaining part of 2006, given the currently prevailing exchange rate levels.

Reported operating profit is still expected to grow by around 13%. The expectation for underlying operating profit growth, ie excluding the impact from currency movements and non-recurring items, remains unchanged at around 15%

For 2006, Novo Nordisk now expects a net financial expense of DKK 300 million.

The effective tax rate for 2006 is still expected to be approximately 30%.

Capital expenditure is now expected to be slightly below DKK 3 billion in 2006. Expectations for depreciations, amortisation and impairment losses are now around DKK 2.2 billion, and free cash flow is now expected to be at least DKK 5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2006.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 14, 11 and 11 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

With regard to 2007, Novo Nordisk will provide full guidance on expectations in connection with the release of the full-year financial results for 2006, scheduled for 31 January 2007. However, given the present currency exchange rate environment, the preliminary plans for 2007 indicate a growth in reported sales of at least 10% and an operating profit growth of 10–15%.

The preliminary sales expectation for 2007 reflects both Novo Nordisk’s robust market outlook for its key strategic products within diabetes care and biopharmaceuticals as well as the expected impact of increased competition in the diabetes care area due to competitors’ new product introductions towards the end of 2006. The preliminary expectations for growth in operating profit in 2007 reflect increased spending on R&D relative to sales due to a high number of late-stage clinical development activities as well as increased investments in the sales and marketing area in order to maintain Novo Nordisk’s leading market position within the diabetes care area.

Stock Exchange Announcement no 34 / 2006				Page 6 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Research and development update

Diabetes care

As previously announced, at the company’s Capital Markets Day on 6 October 2006, Novo Nordisk expects to initiate a phase 2 dose-ranging study for the use of liraglutide, the once-daily human GLP-1 analogue, as an antiobesity agent for treatment of obese, non-diabetic patients. The study is expected to be initiated during the first quarter of 2007 and to encompass around 550 patients.

One of the main problems with existing obesity treatment is the sustainability of weight loss. Liraglutide, Novo Nordisk’s once-daily human GLP-1 analogue, has shown the potential in preclinical studies as well as in non-diabetic patients to reduce food intake and induce weight loss.

Novo Nordisk has completed the first clinical phase 1 study of the second generation modern basal insulin, NN5401, in people with diabetes. One of the study aims was to determine the pharmacokinetics and action profile of NN5401 in an insulin clamp set-up in both patients with type 1 and type 2 diabetes. The study showed that NN5401 exhibits a smooth action profile over 24 hours in both type 1 and type 2 diabetes. The compound was well tolerated and further studies in patients are ongoing, with the aim of initiating a full phase 2 programme in 2007.

Biopharmaceuticals

In October, the FDA approved NovoSeven® for the treatment of acquired haemophilia, which is a rare but serious condition in which a person’s immune system generates antibodies to clotting factors. This antibody formation impairs normal blood clotting and, hence, the bleeding continues. NovoSeven® is already approved for the treatment of acquired haemophilia in Europe and Japan.

At the Capital Markets Day, Novo Nordisk announced that a phase 3 study, for the use of NovoSeven® in prophylactic treatment of haemophilia patients with inhibitors, will be initiated in the first half of 2007. In a phase 2 study Novo Nordisk showed that haemophilia patients with inhibitors, who prophylactically have been treated with NovoSeven®, experience a statistically significant reduction in monthly bleeds and that NovoSeven® is safe for daily use at least up to three months, which was the treatment period in the phase 2 study.

In addition, Novo Nordisk announced that it expects to file for regulatory approval of a heat-stable version of NovoSeven® around mid-2007. A heat-stable product is expected to deliver significant patient benefits including rapid dosing and ease of access to treatment outside of home or hospital settings.

Novo Nordisk furthermore showed results from a recently completed phase 2 study for the use of Norditropin® for treatment of adult patients in chronic dialysis (APCD). In the study, Norditropin® improved lean body mass and increased serum albumin levels, which are the leading indicators for survival in APCD. Novo Nordisk expects to initiate a global phase 3 programme by mid-2007 with an expected study duration of around three years.

Stock Exchange Announcement no 34 / 2006				Page 7 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Novo Nordisk also announced that a phase 1 study with NN1731, an rFVIIa analogue, has been completed. NN1731 appears to be safe with no thrombo-embolic adverse events and no immunogenic response at days 30 or 90. Novo Nordisk expects to initiate a phase 2 study with NN1731 during 2007.

Finally, Novo Nordisk informed about a recently completed phase 2 study for the use of NovoSeven® in patients with gastro-intestinal bleedings (UGI). In the study, NovoSeven® appeared to be safe with a comparable number of adverse events in placebo and NovoSeven® treated groups, but there was no statistically significant difference in treatment success between placebo and NovoSeven® treated groups. As a consequence, Novo Nordisk will not pursue further clinical development activities with NovoSeven® within UGI bleedings.

Equity
Total equity was DKK 28,288 million at the end of the first nine months of 2006, equal to 64.7% of total assets, compared to 65.9% at the end of 2005. Please refer to appendix 5 for further elaboration of changes in equity during 2006.

Holding of treasury shares and share repurchase programme
As per 26 October 2006, Novo Nordisk A/S and its wholly-owned affiliates owned 19,913,934 of its own B shares, corresponding to 5.91% of the total share capital.

During the period from 3 August to 26 October 2006, Novo Nordisk repurchased 5,908,957 B shares at a cash value of DKK 2.4 billion. The total value of shares repurchased in 2006 now amounts to DKK 3 billion of the DKK 6 billion share repurchase programme announced for 2006 and 2007.

Sustainability issues update
At the annual meeting of the European Association for the Study of Diabetes (EASD) held in Copenhagen in September, Novo Nordisk launched its largest ever diabetes awareness initiative, targeted at policymakers, media, healthcare professionals, people with diabetes and the general public. One of the initiatives includes a ‘Changing Diabetes Bus’, which is a showroom containing interactive communications about diabetes and the importance of prevention, early detection and good control. A diabetes specialist and a nurse are on board to answer questions and measure visitors' blood glucose levels. Part of its mission is to support the International Diabetes Federation's campaign, Unite for Diabetes. The Changing Diabetes Bus aims at reaching one billion people over the next year when the bus will travel across five continents to end at the UN building in New York on World Diabetes Day, 14 November 2007.

Legal issues update
As of 26 October 2006, Novo Nordisk Inc, as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 42 individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). Further, an additional 20 individuals currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial may take place during 2007; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk's financial outlook.

Stock Exchange Announcement no 34 / 2006				Page 8 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 6 February 2006. Please also refer to the section ‘Risk Management’ in the Annual Report 2005. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Stock Exchange Announcement no 34 / 2006				Page 9 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first nine months of 2006.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 27 October 2006

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Niels Jacobsen	Anne Marie Kverneland	Kurt Anker Nielsen

Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Stock Exchange Announcement no 34 / 2006				Page 10 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Contacts for further information

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com	E-mail: mtj@novonordisk.com

Christian Qvist Frandsen
Tel (direct): (+45) 4443 5182
E-mail: cqfr@novonordisk.com

Hans Rommer
Tel (direct): (+45) 4442 4765
E-mail: hrmm@novonordisk.com

In North America:	In North America:
Susan T Jackson	Mads Veggerby Lausten
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7937
E-mail: stja@novonordisk.com	E-mail: mlau@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement no 34 / 2006				Page 11 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

								% change
	2006			2005				Q3 2005 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2006

Sales	9,583	9,727	8,946	9,426	8,793	8,283	7,258	9%

Gross profit	7,246	7,475	6,531	6,902	6,435	6,073	5,173	13%
Gross margin	75.6%	76.8%	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	2,699	2,850	2,728	2,883	2,402	2,267	2,139	12%
Percent of sales	28.2%	29.3%	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	1,489	1,498	1,419	1,551	1,231	1,197	1,106	21%
Percent of sales	15.5%	15.4%	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	605	557	580	624	545	470	483	11%
Percent of sales	6.3%	5.7%	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	49	59	76	79	55	202	67	-11%

Operating profit	2,502	2,629	1,880	1,923	2,312	2,341	1,512	8%
Operating margin	26.1%	27.0%	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(30)	(58)	(60)	(25)	149	(43)	238	-120%
Financial income	139	102	111	88	58	238	114	140%
Financial expenses	77	182	202	299	103	193	76	-25%

Profit before taxation	2,534	2,491	1,729	1,687	2,416	2,343	1,788	5%

Net profit	1,774	1,743	1,211	1,196	1,752	1,684	1,232	1%

Depreciation, amortisation and impairment losses	600	508	460	537	559	422	412	7%
Capital expenditure	671	622	595	1,120	1,087	735	723	-38%
Cash flow from operating activities	3,520	1,768	2,091	2,359	2,905	2,105	1,343	21%
Free cash flow	2,684	996	1,466	1,147	1,740	1,332	614	54%

Equity	28,288	28,908	27,042	27,634	26,589	25,620	25,729	6%
Total assets	43,744	43,145	41,299	41,960	40,181	37,731	36,497	9%
Equity ratio	64.7%	67.0%	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	23,071	22,792	22,556	22,007	21,631	21,246	20,942	7%

Basic earnings per share (in DKK)	5.54	5.40	3.74	3.70	5.38	5.11	3.71	3%
Diluted earnings per share (in DKK)	5.51	5.37	3.72	3.68	5.36	5.09	3.70	3%
Average number of shares outstanding (million)*	320.1	322.9	323.6	323.4	325.8	329.6	332.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	321.8	324.5	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Insulin analogues	2,701	2,678	2,324	2,229	1,929	1,692	1,448	40%
Human insulin and insulin-related sales	3,697	3,707	3,703	4,036	3,871	3,753	3,346	-4%
Oral antidiabetic products (OAD)	516	483	477	454	487	391	376	6%
Diabetes care total	6,914	6,868	6,504	6,719	6,287	5,836	5,170	10%

NovoSeven®	1,393	1,507	1,265	1,390	1,336	1,248	1,090	4%
Growth hormone therapy	821	882	709	781	700	704	596	17%
Hormone replacement therapy	383	396	373	421	406	410	328	-6%
Other products	72	74	95	115	64	85	74	13%
Biopharmaceuticals total	2,669	2,859	2,442	2,707	2,506	2,447	2,088	7%

Sales by geographic segments:
Europe	3,699	3,761	3,403	3,602	3,434	3,405	3,006	8%
North America	3,062	2,968	2,764	2,696	2,462	2,282	2,092	24%
International Operations	1,683	1,790	1,755	1,797	1,750	1,395	1,128	-4%
Japan & Oceania	1,139	1,208	1,024	1,331	1,147	1,201	1,032	-1%

Segment operating profit:
Diabetes care	1,296	1,490	998	909	1,161	1,235	750	12%
Biopharmaceuticals	1,206	1,139	882	1,014	1,151	1,106	762	5%

*) For Q3 2006 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 320,112,086 and 321,807,242 respectively.

Stock Exchange Announcement no 34 / 2006				Page 12 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

								% change
	2006			2005				Q3 2005 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2006

Sales	1,285	1,304	1,199	1,264	1,179	1,113	975	9%

Gross profit	972	1,002	875	925	863	816	695	13%
Gross margin	75.6%	76.8%	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	361	382	366	387	322	305	287	12%
Percent of sales	28.2%	29.3%	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	200	201	190	208	165	160	149	21%
Percent of sales	15.5%	15.4%	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	82	74	78	84	73	63	65	11%
Percent of sales	6.3%	5.7%	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	7	8	10	11	7	27	9	-11%

Operating profit	336	352	252	257	310	315	203	8%
Operating margin	26.1%	27.0%	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(4)	(8)	(8)	(3)	20	(6)	32	-120%
Financial income	18	14	15	12	8	32	15	140%
Financial expenses	11	24	27	40	14	26	10	-25%

Profit before taxation	339	334	232	226	324	315	240	5%

Net profit	238	234	162	160	235	226	166	1%

Depreciation, amortisation and impairment losses	80	68	62	72	75	57	55	7%
Capital expenditure	90	83	80	150	146	99	97	-38%
Cash flow from operating activities	472	237	280	316	390	283	180	21%
Free cash flow	360	134	196	154	234	179	82	54%

Equity	3,793	3,875	3,624	3,704	3,563	3,438	3,454	6%
Total assets	5,866	5,784	5,534	5,624	5,384	5,064	4,899	9%
Equity ratio	64.7%	67.0%	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	23,071	22,792	22,556	22,007	21,631	21,246	20,942	7%

Basic earnings per share (in EUR)	0.75	0.72	0.50	0.50	0.72	0.68	0.50	3%
Diluted earnings per share (in EUR)	0.74	0.72	0.50	0.49	0.72	0.68	0.50	3%
Average number of shares outstanding (million)*	320.1	322.9	323.6	323.4	325.8	329.6	332.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	321.8	324.5	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Insulin analogues	363	359	311	299	258	227	195	40%
Human insulin and insulin-related sales	496	497	496	541	520	504	450	-4%
Oral antidiabetic products (OAD)	69	65	64	61	65	52	51	6%
Diabetes care total	928	921	871	901	843	783	696	10%

NovoSeven®	186	202	170	187	179	168	146	4%
Growth hormone therapy	110	118	95	105	93	95	80	17%
Hormone replacement therapy	51	53	50	56	55	55	44	-6%
Other products	9	10	13	15	9	12	9	13%
Biopharmaceuticals total	356	383	328	363	336	330	279	7%

Sales by geographic segments:
Europe	496	504	456	484	460	457	404	8%
North America	411	398	370	361	330	307	281	24%
International Operations	226	240	235	241	235	187	152	-4%
Japan & Oceania	153	162	137	178	154	162	138	-1%

Segment operating profit:
Diabetes care	173	200	134	121	156	166	101	12%
Biopharmaceuticals	162	153	118	136	154	149	102	5%

*) For Q3 2006 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 320,112,086 and 321,807,242 respectively.

Stock Exchange Announcement no 34 / 2006				Page 13 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 3: Income statement

	9M	9M	Q3	Q3
DKK million	2006	2005	2006	2005

Sales	28,256	24,334	9,583	8,793
Cost of goods sold	7,004	6,653	2,337	2,358

Gross profit	21,252	17,681	7,246	6,435

Sales and distribution costs	8,277	6,808	2,699	2,402
Research and development costs	4,406	3,534	1,489	1,231
Administrative expenses	1,742	1,498	605	545
Licence fees and other operating income (net)	184	324	49	55

Operating profit	7,011	6,165	2,502	2,312

Share of profit/(loss) in associated companies	(148)	344	(30)	149
Financial income	352	410	139	58
Financial expenses	461	372	77	103

Profit before taxation	6,754	6,547	2,534	2,416

Income taxes	2,026	1,879	760	664

NET PROFIT	4,728	4,668	1,774	1,752

Basic earnings per share (DKK)	14.67	14.18	5.54	5.38
Diluted earnings per share (DKK)	14.60	14.13	5.51	5.36

Segment sales:
Diabetes care	20,286	17,293	6,914	6,287
Biopharmaceuticals	7,970	7,041	2,669	2,506

Segment operating profit:
Diabetes care	3,784	3,146	1,296	1,161
Operating margin	18.7%	18.2%	18.7%	18.5%

Biopharmaceuticals	3,227	3,019	1,206	1,151
Operating margin	40.5%	42.9%	45.2%	45.9%

Stock Exchange Announcement no 34 / 2006				Page 14 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 4: Balance sheet

DKK million	30 Sep 2006	31 Dec 2005

ASSETS

Intangible assets	665	485
Property, plant and equipment	20,292	19,941
Investments in associated companies	732	926
Deferred tax assets	1,285	879
Other financial assets	260	169
TOTAL LONG-TERM ASSETS	23,234	22,400

Inventories	8,179	7,782
Trade receivables	5,029	4,794
Tax receivables	766	504
Other receivables	1,512	1,455
Marketable securities and financial derivatives	1,483	1,722
Cash at bank and in hand	3,541	3,303
TOTAL CURRENT ASSETS	20,510	19,560

TOTAL ASSETS	43,744	41,960

EQUITY AND LIABILITIES

Share capital	674	709
Treasury shares	(40)	(61)
Retained earnings	26,995	26,962
Other comprehensive income	659	24

TOTAL EQUITY	28,288	27,634

Long-term debt	1,184	1,248
Deferred tax liabilities	2,103	1,846
Provision for pensions	343	316
Other provisions	338	335

Total long-term liabilities	3,968	3,745

Short-term debt and financial derivatives	302	1,444
Trade payables	1,154	1,500
Tax payables	1,941	676
Other liabilities	5,293	4,577
Other provisions	2,798	2,384

Total current liabilities	11,488	10,581

TOTAL LIABILITIES	15,456	14,326

TOTAL EQUITY AND LIABILITIES	43,744	41,960

Stock Exchange Announcement no 34 / 2006				Page 15 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 5: Statement of changes in equity

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Treasury	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

9M 2006

Balance at the beginning of the year	709	(61)	-	26,962	142	(345)	227	27,634
Exchange rate adjustment of investments in subsidiaries					71			71

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period						345		345

Deferred gain/(loss) on cash flow hedges at the end of the period						226		226
Other adjustments							(7)	(7)

Net income recognised directly in equity	-	-	-	-	71	571	(7)	635
Net profit for the period				4,728				4,728

Total income for the period	-	-	-	4,728	71	571	(7)	5,363
Share-based payment				76				76
Purchase of treasury shares		(15)		(2,985)				(3,000)
Sale of treasury shares		1		159				160
Reduction of the B share capital	(35)	35						-
Dividends				(1,945)				(1,945)

Balance at the end of the period	674	(40)	-	26,995	213	226	220	28,288

9M 2005

Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504
Exchange rate adjustment of investments in subsidiaries					221			221

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period						(461)		(461)

Deferred gain/(loss) on cash flow hedges at the end of the period						(373)		(373)
Other adjustments				96			15	111

Net income recognised directly in equity	-	-	-	96	221	(834)	15	(502)
Net profit for the period				4,668				4,668

Total income for the period	-	-	-	4,764	221	(834)	15	4,166
Share-based payment				60				60
Purchase of treasury shares		(17)		(2,597)				(2,614)
Sale of treasury shares		1		66				67
Transfer of share premium account to retained earnings *)			(2,565)	2,565				-
Dividends				(1,594)				(1,594)

Balance at the end of the period	709	(61)	-	25,935	181	(373)	198	26,589

*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.

Stock Exchange Announcement no 34 / 2006				Page 16 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 6: Condensed cash flow statement

DKK million	9M 2006	9M 2005

Net profit	4,728	4,668

Adjustment for non-cash items	4,389	3,653
Income taxes paid and net interest received	(1,117)	(1,300)

Cash flow before change in working capital	8,000	7,021

Net change in working capital	(621)	(668)

Cash flow from operating activities	7,379	6,353

Net investments in intangible assets and long-term financial assets	(345)	(122)
Capital expenditure for property, plant and equipment	(1,888)	(2,545)
Net change in marketable securities (>3 months)	511	-

Net cash used in investing activities	(1,722)	(2,667)

Cash flow from financing activities	(4,837)	(4,164)

NET CASH FLOW	820	(478)

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	(16)	154

Net change in cash and cash equivalents	804	(324)

Cash and cash equivalents at the beginning of the year	2,483	2,963

Cash and cash equivalents at the end of the period	3,287	2,639

Bonds with original term to maturity exceeding three months	999	503
Undrawn committed credit facilities	7,458	7,462

FINANCIAL RESOURCES AT THE END OF THE PERIOD	11,744	10,604

Cash flow from operating activities	7,379	6,353
+ Net cash used in investing activities	(1,722)	(2,667)
- Net change in marketable securities (maturity exceeding three months)	511	-
FREE CASH FLOW	5,146	3,686

Stock Exchange Announcement no 34 / 2006				Page 17 of 17

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 30, 2006	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer